Exhibit 12.1
SunGard Capital Corp.
SunGard Capital Corp. II
SunGard Data Systems Inc.
Computation of Ratio of Earnings to Fixed Charges (Unaudited)
($ in millions)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2008	2009	2008	2009

Fixed charges
Interest expense	$134	$151	$406	$433
Amortization of debt issuance costs and debt discount	9	11	27	31
Portion of rental expense representative of interest	19	20	56	60

Total fixed charges	$162	$182	$489	$524

Earnings
Income (loss) before income taxes	$(26)	$(43)	$(64)	$(93)

Fixed charges per above	162	182	489	524

Total earnings	$136	$139	$425	$431

Ratio of earnings to fixed charges	*	*	*	*

*	Earnings for the three months ended September 30, 2008 and 2009 and for the nine months ended September 30, 2008 and 2009 were inadequate to cover fixed charges by $26 million, $43 million, $64 million and $93 million, respectively.